Release Time IMMEDIATE

Date 27 April 2000

Number 36/00

THE BROKEN HILL PROPRIETARY COMPANY LIMITED

QUARTERLY REPORT ON EXPLORATION AND DEVELOPMENT

December 1999 - March 2000

This report covers exploration and development activities for the four months ended

31 March 2000.

Unless otherwise stated, BHP's interest in the projects referred to in this report is 100%.

DEVELOPMENT PROJECTS

The following projects are in various stages of construction and/or development:

MINERALS

Escondida Phase IV Expansion, Chile (BHP 57.5% interest)

Progress towards completion of the current engineering and procurement phase for the proposed new 110 000 tonnes per day sulfide concentrator has reached 71%. The joint venture owners are currently reviewing the final feasibility study and the project will be presented to the respective boards in the coming months for approval.

HBI Joint Venture, Iron Ore, Venezuela (BHP 50% interest)

The project is over 90 % complete. Mechanically, Module 1 is complete and commissioning is well advanced. Construction activities for Module 2 are focused on critical pipe-work installation and circuit testing. Production of the first briquettes has been delayed slightly and is now expected in either May or June 2000.

The construction project's lost time frequency rate stands at 0.9.

San Juan Underground, New Mexico, USA

The San Juan underground project proposes development of an underground longwall mine to replace the entire 6.3m tons of annual production from the San Juan and La Plata surface mines through the 20-year life of the coal sales contract. During the quarter, rehabilitation of the underground test mine was completed and necessary underground facilities were re-established to allow commencement of geotechnical studies. Surface core drilling and engineering studies necessary to complete a feasibility study continued.

Peak Downs Mine, Queensland (BHP 52.1% interest)

The construction of a 110 cubic-metre dragline commenced in June 1998 as part of a revised Peak Downs expansion project, focussed on improved efficiency and reduced unit costs.

Construction of the dragline was completed during the quarter and following commissioning is expected to be fully operational by mid-May 2000.

PETROLEUM

Typhoon, Gulf of Mexico (BHP 50% interest)

In January 2000 the BHP Board sanctioned the development of the Typhoon field, which is the Company's first deepwater oil and gas development in the Gulf of Mexico. The field will be developed jointly by Chevron (50%, operator) and BHP (50%). Total capital expenditure is A$192 million (US$128 million) net to BHP.

Peak production of 40 000 bopd and 60 mmscfd (gross) is expected, with first production scheduled for third quarter 2001.

The development consists of the subsea completion and tieback of the four existing appraisal wells and the construction and installation of a local host facility using an Atlantia SeaStar mini tension leg platform. All major tenders have been let.

Buffalo, Australia (50% interest, operated)

The Buffalo oil field came into production during the quarter. First oil commenced on

29 December 1999. This project is now reported in BHP's Quarterly Production Report.

Keith, North Sea (31.83% interest, operated)

During January approval was received from the UK Department of Trade and Industry to develop the Keith oil field in North Sea Block 9/8a. BHP Petroleum holds a 31.83 per cent operated interest in the field. The subsea development of Keith will involve the re-use of a suspended appraisal well, which will be tied back seven kilometres to the Bruce Western Area Development. This single well will access around 15 mmboe of proved and probable reserves (4.8 mmboe net to BHP). Capital expenditure is estimated at around A$19 million net to BHP. Drilling activity associated with well re-entry and completion is scheduled to begin in the third quarter 2000 with first oil targeted for the end of the year.

EXPLORATION

The Discovery Group of BHP Minerals Development carries out worldwide grass-roots exploration for all BHP's minerals businesses. The global exploration portfolio continues to be evaluated as part of the Company's on-going minerals strategic review and the recently announced new Minerals organisation.

The Discovery Group is also responsible for exploration and development work related to existing mines.

MINERALS

Copper Projects

Agua Rica, Argentina (BHP 70% interest)

Activity at the field site was limited to environmental monitoring and tenement management.

Escondida Norte, Chile (BHP 57.5% interest)

Geological and metallurgical studies continued during the quarter. Attention focused on mineralogical modelling, trace metal distribution studies, clay mineral studies and metallurgical ore-type characterisation along with a detailed structural evaluation of the deposit. Logging, sampling and assaying have been completed for all existing drill holes. Sidewall sampling of the decline is in progress and additional close-spaced in-fill drilling and geotechnical drill holes are planned for later in the year.

Results from ongoing bench flotation and bio-leach crib/column tests were as expected from previous test work. Bioleach studies are now emphasising lower grade sulfide mineralisation. Preparation of the pre-feasibility study update is continuing.

North American Copper Projects, USA.

There were no significant activities at Florence, San Manuel and Superior and these projects will no longer be reported.

Tintaya Oxide Project, Peru

Evaluation of the Tintaya Oxide project recommenced during the quarter. Kvaerner E&C, a division of Kvaerner USA, was awarded the Engineering, Procurement and Construction Management (EPCM) contract.

The original feasibility study will be updated and engineering, which was 40% completed when the project was suspended in 1998, will be continued. Completion of an updated feasibility study is expected by July 2000.

Subject to Board approval, construction of the Oxide Project will take around 12 months. Full production is forecast to be achieved within three months of commissioning and annual production is expected to peak at 34 000 metric tonnes of Grade 'A' cathode at a direct cash cost of less than US$0.40 cents per pound.

Tintaya Antapaccay Project, Peru

A drilling program commenced in January to determine the boundaries of the ore body and define the resource. To date a total of 6 700 metres of a 14 000 metre program has been completed. Total drilling on the project is now 70 000 metres.

Preliminary metallurgical test-work, on ore representing 74 per cent of the mineable resource, indicates that recoveries for copper will be over 90 per cent and for gold 80 per cent. Preliminary engineering is in progress. Options for a stand-alone concentrator processing between 30 000 to 60 000 tonnes of ore per day are being evaluated.

Coal Projects

Goonyella Mine, Queensland (BHP 52.1% interest)

The exploratory mining of a three-heading adit in the Goonyella Middle Seam down-dip from the highwall continued. To the end of March a total of 6 135 metres had been developed. The project is on budget and on schedule. During January the first bulk coal sample was mined, washed at the Riverside Coal Preparation Plant and the Barney Point Pilot Plant, and tested in the BHP Research coke ovens with encouraging results. Additional coal quality and geotechnical drilling north of the Adit in the Feasibility Study area continued. Geotechnical and other engineering feasibility studies for a longwall mine are ongoing.

Saraji Mine, Queensland (BHP 52.1% interest)

Native Title land access issues were resolved and exploration work continued to evaluate potential for a longwall mine in the Dysart seam down-dip of the existing opencuts. A program consisting of 2-D seismic, coal quality bulk sampling and geotechnical drilling continued during the period. Planning of additional exploration work to identify further resources of similar quality coal in the Saraji lease has begun.

Illawarra Coal, Dendrobium Project

A variety of options are being examined to secure future supply of high quality coking coal to Illawarra Coal customers at Port Kembla and Whyalla. One option is the development of Dendrobium, a new underground mine in the Illawarra No. 3 seam. As part of the assessment, exploration and pre-feasibility studies have been carried out. This involved an evaluation of potential mine layout and design and estimation of the capital investment that may be required. Further geological work, engineering studies and environmental work is required before any development will proceed.

Iron Ore Projects

Mining Area C, Iron Ore, Western Australia (BHP 85% interest)

The four-month period required under the Section 29 Notice to grant a mining lease expired in November 1999 and three groups were registered as Native Title Claimant Groups.

Negotiations are continuing with the groups and it is anticipated that land title will be obtained by end calender year 2000.

The engineering study into railway route options is complete and a final decision on the preferred route is anticipated soon.

Other Projects

Ekati Diamonds, Canada (BHP 51% interest)

Bulk sampling of the Wolverine, Zach, and Cougar kimberlite pipes (located within the core zone claims) and Lynx kimberlite pipe (located in the buffer zone claims) was completed during the quarter. All sampling was carried out with 35 cm diameter reverse circulation drilling. Three holes in the Wolverine pipe totalled 628 metres of kimberlite, two holes in the Cougar pipe totalled 408.5 metres of kimberlite and a single hole in the Zach pipe totalled 252 metres of drilled kimberlite. Five holes in the Lynx pipe totalled 849 metres of kimberlite. The sample tonnages will be calculated following verification of dry bulk densities and hole volume calculations. On-site processing and analysis of the kimberlite samples is scheduled for summer 2000.

Hope Bay Gold, Northwest Territories, Canada

The sale of the Hope Bay Project to Cambiex was finalised in December 1999 and there will be no further reports.

West Africa Gold (BHP 40-50% interest)

This project is under the management of Resolute Resources and only significant results will be reported in future.

Chagai Copper, Pakistan (BHP 75% interest)

Nothing significant to report for the quarter.

Gag Island Nickel, Indonesia (BHP 75% interest)

Assessment of the Phase 3 drilling program progressed during the quarter; final results are awaited. Environmental and social impact studies are continuing.

Anketell Copper/Gold Project, Western Australia

Croesus and Gindalbie have signed a sale agreement with Telfer Resources. Since BHP's interest in the project is terminated there will be no further reporting.

Exco Alliance, Mt Isa Australia

Exco is conducting a scoping study of the E1 North significant copper occurrence.

Falcon Airborne Gravity Gradiometer Technology Deployed

BHP's proprietary airborne gravity gradiometer system (called "Falcon") began production flying in North America and Australia during the last quarter. Falcon is the world's first airborne system able to detect subtle density signatures caused by mineral deposits.

PETROLEUM

Wells drilled during the four months to 31 March, or in the process of drilling as at 31 March 2000.

WELL	LOCATION	BHP EQUITY	STATUS
Viper-1	Grand Isle Block 106, Gulf of Mexico	40% Operator	Drilling ahead.
GC-236-2 appraisal well	Green Canyon Block 236, Gulf of Mexico	50% Operator - Chevron	Temporarily abandoned
MadDog-2 appraisal well	Green Canyon Block 782, Gulf of Mexico	11.4% Operator - BP/Amoco	Temporarily abandoned Tight hole status
Coniston-1	WA-255-P	50% Operator	Plugged and abandoned.
Scafell-1	WA-155-P(1)	39.999% Operator	Plugged and abandoned.
Antiope-1	WA-290-P	40% Operator	Plugged and abandoned. Tight hole status.
Padthaway-1	AC/RL3	50% Operator	Plugged and abandoned.
Fatima-1	Blocks 401a/402a, Algeria	45% Operator	Plugged and abandoned.

EXPENDITURE

Information related to exploration expenditure charged to profit will be included in the BHP Third Quarter Profit Report, released 4 May 2000.

COMPETENCE AND RESPONSIBILITY

The following statements apply in respect of the information in this report that relates to any stated Mineral Resources or Ore Reserves.

- The information is based on and accurately reflects information compiled by the person named under each relevant section of the report.

- Each named person is either a Corporate Member or Fellow of The Australasian

Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and

is a full-time employee of a member company of the BHP Group;

- Each named person has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he or she is undertaking to qualify as a Competent Person as defined in the 1999

Edition of the "Australasian Code for Reporting of Mineral Resources and Ore

Reserves". Each named person consents to the inclusion in the report of the matters based on their information in the form and context in which it has been reported.

For information contact:

Media Relations: Mandy Frostick - Manager Media Relations

(BH) (61 3) 9609 4157

(AH) (61 3) 9687 6651

Mobile (61) 0419 546 245

E-mail: frostick.mandy.mj@bhp.com.au

Investor Relations: Robert Porter - Vice President Investor Relations

(BH) (61 3) 9609 3540

Mobile (61) 0419 587 456

E-mail: porter.robert.r@bhp.com.au

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030

E-Mail: hirsch.pierre.pl@bhp.com.au